

News Release

Alexco Extends Draw Down Availability Period on US$15 Million Credit Facility

February 14, 2019 – Alexco Resource Corp. (NYSE American: AXU, TSX: AXR) ("**Alexco**" or the "**Company**") is pleased to announce that it has extended the draw down availability period on its previously established definitive credit agreement (the "Agreement") with Sprott Private Resource Lending (Collector), L.P. to provide a US$15 million credit facility (the "Credit Facility") to be used for the development of the Keno Hill Silver projects located in Yukon, Canada (see press news release dated February 26, 2018, entitled "Alexco Establishes US$15 Million Credit Facility"). Pursuant to the terms of the Agreement, Alexco has issued 171,480 common shares of the Company to extend the draw down availability period by six months.

Clynt Nauman, Alexco CEO and Chairman commented, "With the extension of the draw down availability period of the Credit Facility, we are simply maintaining this back-stop and financing alternative while waiting for final permitting for the Bermingham deposit to be completed – currently anticipated at the end of Q2-2019. We remain on target to announce the results of our pre-feasibility study before the end of Q1 and continue to target a production decision in the first half of 2019 subject to market conditions. The Credit Facility carries a total interest charge of approximately 9.75% on funds drawn down, has no minimum drawdown requirement and does not carry a stand-by charge. Retaining the Facility as a back-stop allows the Company to easily move to a production decision while managing project risk and minimizing shareholder dilution."

Key Terms of the Credit Facility

- Term of 3 years, Maturity Date – February 23, 2021
- US$15 million
- Interest rate on funds drawn down of 7% plus US Dollar 3 month LIBOR, payable monthly
- Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
- Upon draw down of funds a 3% charge of the draw down is charged
- Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in its preliminary economic assessment (the "PEA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada", which is dated March 29, 2017, with an effective date of January 3, 2017, and anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 g/t silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada



Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778) 945-6577
Email: lmay@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities referenced herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.